File No. 812-13588


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            --------------------

                       AMENDMENT NO. 1 AND RESTATEMENT OF
                APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
               SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
                      AND AN ORDER OF EXEMPTION PURSUANT TO
                            SECTION 17(b) OF THE ACT
                             --------------------

                    MetLife Insurance Company of Connecticut
          MetLife of CT Separate Account Eleven for Variable Annuities
            MetLife of CT Separate Account QPN for Variable Annuities
                MetLife of CT Fund UL for Variable Life Insurance
              MetLife of CT Fund UL III for Variable Life Insurance
                       MetLife Investors Insurance Company
                 MetLife Investors Variable Annuity Account One
                 MetLife Investors Variable Annuity Account Five
                    First MetLife Investors Insurance Company
              First MetLife Investors Variable Annuity Account One
                     MetLife Investors USA Insurance Company
                    MetLife Investors USA Separate Account A
                       Metropolitan Life Insurance Company
              Metropolitan Life Variable Annuity Separate Account I
             Metropolitan Life Variable Annuity Separate Account II
                       General American Life Insurance Company
                     General American Separate Account Seven
                          Met Investors Series Trust
                         Metropolitan Series Fund, Inc.
                            --------------------


             Please send all communications, notices and order to:

              Paul G. Cellupica                        Robert N. Hickey, Esq.
  Chief Counsel - Securities Regulation and           Sullivan & Worcester LLP
              Corporate Services               And      1666 K Street, N.W.
                MetLife Group                          Washington, D.C. 20006
              One MetLife Plaza
           27-01 Queens Plaza North
         Long Island City , NY 11101

                       Application Filed March 24, 2009

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         In the Matter of:                              )
                                                        )
         MetLife Insurance Company of                   )
         Connecticut                                    )
                                                        )
         MetLife of CT Separate Account                 )
         Eleven for Variable Annuities                  )
                                                        )
         MetLife of CT Separate Account QPN             )
         for Variable Annuities                         )
                                                        )
         MetLife of CT Fund UL for                      )
         Variable Life Insurance                        )
                                                        )
         MetLife of CT Fund UL III for                  )
         Variable Life Insurance                        )
                                                        )
         1300 Hall Boulevard                            )
         Bloomfield, Connecticut 06002                  )
                                                        )
         MetLife Investors Insurance Company            )
                                                        )
         MetLife Investors Variable Annuity             )
         Account One                                    )
                                                        )
         MetLife Investors Variable Annuity             )
         Account Five                                   )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         First MetLife Investors Insurance              )
         Company                                        )
                                                        )
         First MetLife Investors Variable               )
         Annuity Account One                            )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
                                                        )
         MetLife Investors USA Insurance                )
         Company                                        )
                                                        )
         MetLife Investors USA Separate                 )
         Account A                                      )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California  92614                      )
                                                        )
         Metropolitan Life Insurance Company            )
                                                        )
         Metropolitan Life Variable Annuity             )
         Separate Account I                             )
                                                        )
         Metropolitan Life Variable Annuity             )
         Separate Account II                            )
                                                        )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         General American Life Insurance                )
         Company                                        )
                                                        )
         General American Separate Account              )
         Seven                                          )
                                                        )
         13045 Tesson Ferry Road                        )
         St. Louis, Missouri  63128                     )
                                                        )
         Met Investors Series Trust                     )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         Metropolitan Series Fund, Inc.                 )
                                                        )
         501 Boylston Street                            )
         Boston, Massachusetts 02116                    )
                                                        )
         Investment Company Act of 1940                 )
         File No. 812-13588                             )
                                                        )
         -----------------------------------------------



     MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund UL III for Variable Life Insurance ("Fund UL III") MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Annuity Account Five ("VA Account Five"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Variable
Annuity Separate Account I ("Separate Account I"), Metropolitan Life Variable Annuity Separate Account II ("Separate Account II"), General American Life
Insurance Company ("General American") (together with MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA and MetLife, the "Insurance Companies"), General American Separate Account Seven ("GA Separate Account Seven"), (together with Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, VA Account One, VA Account Five, First VA Account One, Separate Account A, Separate Account I, Separate Account II and GA Separate Account Seven, the "Separate Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met Series Fund") hereby apply for an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of certain series of MIST and Met Series Fund (together, MIST and Met Series Fund are referred to as the "Investment Companies") for shares of comparable series of unaffiliated registered investment companies, in each case held by certain of the Separate Accounts to fund certain group and individual variable annuity contracts and variable life insurance policies (collectively, the "Contracts") issued by the Insurance Companies.

         The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies (the "Section 17 Applicants") also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out certain of the substitutions.

I. GENERAL DESCRIPTION OF THE APPLICANTS

   A. The Insurance Companies

   1. MetLife of CT

         MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife of CT is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT's principal place of business is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002. MetLife, Inc., headquartered in New York City, is publicly owned and through its subsidiaries and affiliates is a leading provider of insurance and financial products and services to individual and group customers. MetLife of CT is the depositor and sponsor of Separate Account Eleven, Separate Account QPN, Fund UL and Fund UL III.


   2.       MetLife Investors

         MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. MetLife Investors' executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors is the depositor and sponsor of VA Account One and VA Account Five.

   3.  First MetLife Investors

         First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. First MetLife Investors' home offices are at 200 Park Avenue, New York, New York 10166. First MetLife Investors is the depositor and sponsor of First VA Account One.

   4.       MetLife Investors USA

         MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-owned subsidiary of MetLife, Inc. MetLife Investors USA's executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors USA is the depositor and sponsor of Separate Account A.

   5.    MetLife

         MetLife is a stock life insurance company organized in 1868 under the laws of New York. MetLife is a wholly-owned subsidiary of MetLife, Inc. MetLife's home offices are at 200 Park Avenue, New York, New York 10166. MetLife is the depositor and sponsor of Separate Account I and Separate Account II.


  6.     General American

     General American is a stock life insurance company organized in 1933 under the laws of Missouri. General American is an indirect wholly-owned subsidiary of MetLife, Inc. General American's executive offices are at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. General American is the depositor and sponsor of GA Separate Account Seven.

  B.       The Accounts

     1. Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Separate Account Eleven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(1)

     Separate Account Eleven is currently divided into 161 sub-accounts, 64 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 97 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account Eleven (except, that, in some instances, Separate Account Eleven may own more than 5% of such investment company). Separate Account Eleven is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account Eleven are credited to or charged against the assets of Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     2. Separate Account QPN was established as a segregated asset account under Connecticut law in 1995. Separate Account QPN is a "separate account" as defined by Rule 0-1(e) under the Act and is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.(2)

     Separate Account QPN is currently divided into 78 sub-accounts, 48 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 30 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account QPN (except, that, in some instances, Separate Account QPN may own more than 5% of such investment company). Separate Account QPN is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account QPN are credited to or charged against the assets of Separate Account QPN in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     3. Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(3)

     Fund UL is currently divided into 75 sub-accounts, 43 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 32 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL (except, that, in some instances, Fund UL may own more than 5% of such investment company). Fund UL is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL are credited to or charged against the assets of Fund UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     4. Fund UL III was established as a segregated asset account under Connecticut law in 1999. Fund UL III is a "separate account" as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(4)

     Fund UL III is currently divided into 118 sub-accounts, 47 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 71 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL III (except, that, in some instances, Fund UL III may own more than 5% of such investment company). Fund UL III is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL III are credited to or charged against the assets of Fund UL III in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

     5. VA Account One was established as a segregated asset account under Missouri law in 1987. VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(5)

     VA Account One is currently divided into 83 sub-accounts, 62 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 21 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account One (except, that, in some instances, VA Account One may own more than 5% of such investment company). VA Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account One are credited to or charged against the assets of VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

     6. VA Account Five was established as a segregated asset account under California law in 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, VA Account Five became a separate account of MetLife Investors maintained under Missouri law. VA Account Five is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(6)

     VA Account Five is currently divided into 83 sub-accounts, 62 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 21 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account Five (except, that, in some instances, VA Account Five may own more than 5% of such investment company). VA Account Five is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account Five are credited to or charged against the assets of VA Account Five in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

     7. First VA Account One was established as a segregated asset account under New York law in 1992. First VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(7)

     First VA Account One is currently divided into 144 sub-accounts, 73 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 71 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with First VA Account One (except, that, in some instances, First VA Account One may own more than 5% of such investment company). First VA Account One is administered and accounted for as part of the general business of First MetLife Investors, and the income, gains or losses of First VA Account One are credited to or charged against the assets of First VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of First MetLife Investors.

     8. Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(8)

     Separate Account A is currently divided into 161 sub-accounts, 76 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 85 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account A (except, that, in some instances, Separate Account A may own more that 5% of such investment company). Separate Account A is administered and accounted for as part of the general business of MetLife Investors USA, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors USA.

     9. Separate Account I was established as a segregated asset account under New York law in 1994. Separate Account I is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(9)

     Separate Account I is currently divided into 45 sub-accounts, 20 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 25 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account I (except, that, in some instances, Separate Account I may own more than 5% of such investment company). Separate Account I is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account I are credited to or charged against the assets of Separate Account I in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

     10. Separate Account II was established as a segregated asset account under Arizona law in 1994. On October 20, 2006, and in conjunction with the merger of First Citicorp Life Insurance Company and MetLife, Separate Account II became a separate account of MetLife maintained under New York law. Separate Account II is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(10)

     Separate Account II is currently divided into 45 sub-accounts, 20 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 25 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account II (except, that, in some instances, Separate Account II may own more than 5% of such investment company). Separate Account II is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account II are credited to or charged against the assets of Separate Account II in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.


     11. GA Separate Account Seven was established as a segregated asset account under Missouri law in 1998. GA Separate Account Seven serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

     GA Separate Account Seven is currently divided into 57 sub-accounts, 29 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Seven (except, that, in some instances, GA Separate Account Seven may own more than 5% of such investment company). GA Separate Account Seven is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Seven are credited to or charged against the assets of GA Separate Account Seven in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.




C.       The Investment Companies

     Shares of MIST and Met Series Fund are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates. MIST is a Delaware statutory trust organized on July 27, 2000. Met Series Fund is a Maryland corporation organized on November 23, 1982. MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.(11) MIST currently offers 49 series. The substitutions will involve 7 series of MIST. Met Series Fund currently offers 38 series. The substitutions will also involve 2 series of Met Series Fund.

         Met Investors Advisory, LLC and MetLife Advisers, LLC serve as investment adviser to MIST and Met Series Fund, respectively. Each investment adviser is an affiliate of MetLife. MetLife Investors Distribution Company, an affiliate of MetLife, is the distributor of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.

II.      STATEMENT OF ADDITIONAL FACTS

         A.       The Proposed Substitutions

     Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to make certain substitutions of shares of 9 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund. The specific classes of shares involved in the substitutions are described in the fee tables below. The proposed substitutions are as follows:



1) Shares of MIST's MetLife Moderate Strategy Portfolio for shares of DWS Conservative Allocation VIP - Separate Account Eleven

2) Shares of MIST's MetLife Growth Strategy Portfolio for shares of DWS Growth Allocation VIP - Separate Account Eleven

3) Shares of MIST's MetLife Balanced Strategy Portfolio for shares of DWS Moderate Allocation VIP - Separate Account Eleven

4) Shares of MIST's Janus Forty Portfolio for shares of Janus (Aspen Series) Forty Portfolio - Separate Account Eleven

5) Shares of Met Series Fund's MetLife Stock Index Portfolio for shares of Legg Mason Partners Variable Equity Index Portfolio - Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III, First VA Account One, Separate Account A, Separate Account I, Separate Account II

6) Shares of MIST's PIMCO Total Return Portfolio for shares of PIMCO (VIT) Total Return Portfolio - Separate Account Eleven, Separate Account QPN, Fund UL, First VA Account One, VA Account One, VA Account Five, Separate Account I, Separate Account II

7) Shares of MIST's Pioneer Strategic Income Portfolio for shares of Pioneer Strategic Income VCT Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

8) Shares of Met Series Fund's BlackRock Bond Income Portfolio for shares of UIF Core Plus Fixed Income Portfolio - Separate Account Eleven, GA Separate Account Seven

9) Shares of MIST's Van Kampen Comstock Portfolio for shares of Van Kampen LIT Comstock Portfolio - Separate Account Eleven, Separate Account QPN, Fund UL, First VA Account One, Separate Account A, Separate Account I, Separate Account II

     B.  Description of the Funds

     Set forth below is a description of the investment objectives, the principal investment policies and principal risk factors of each Existing Fund and its corresponding Replacement Fund. A description of each risk factor is found in footnotes to each principal risk factor.


---------------------------------------------------------------- --------------------------------------------------------------
  EXISTING FUND                                                    REPLACEMENT FUND
---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------


DWS Conservative Allocation VIP(12) - seeks a balance of         MetLife Moderate Strategy Portfolio - seeks high total
current income and long-term growth of capital with an           return in the form of income and growth of capital, with a
emphasis on current income.                                      greater emphasis on income.

The Portfolio invests in other DWS VIP portfolios that invest    The Portfolio invests in a diversified group of affiliated
across a range of asset classes, utilizing a variety of          underlying funds.  The Portfolio normally primarily invests
securities and investment styles.  The Portfolio's target        in large cap, small cap, mid cap and international equity
allocation is:                                                   underlying funds and also invests in fixed income underlying
--   60% in underlying portfolios which invest                   funds in accordance with targeted allocations of 50% to
      primarily in fixed-income securities of all                equity securities and 50% to fixed income securities.
      credit qualities and maturities                            Changes between these asset classes will be in the range of
--   40% in underlying portfolios which invest                   plus or minus 10%.
      primarily in equity securities of all
      capitalization levels                                      The Portfolio seeks to achieve capital growth through its
                                                                 investments in underlying funds that invest primarily in
The adviser may adjust these allocations within the following    equity securities.  These investments may include underlying
ranges:  45-75% in fixed income portfolios; 25-55% in equity     funds that invest mainly in stocks of large established U.S.
portfolios.                                                      companies as well, to a lesser extent, in stocks of foreign companies and smaller U.S. companies with above-average
Principal Risks:                                                 growth potential.

  o     Asset Allocation Risk(13)                                The Portfolio seeks to achieve current income through its
  o     Reallocation Risk(14)                                    investments in underlying funds that invest primarily in
                                                                 fixed income securities.  These investments may include
                                                                 underlying funds that invest exclusively in bonds of U.S.
                                                                 issuers as well as underlying funds that invest in U.S. and foreign government investment-grade securities, and
                                                                 underlying funds that invest in high-yield, high-risk bonds.

                                                                 The Portfolio is non-diversified.


                                                                 Principal Risks:

                                                                   o        Performance Risk(15)
                                                                   o        Non-diversification Risk(16)

---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
 DWS Growth Allocation VIP(12) - seeks long-term growth of       MetLife Growth Strategy Portfolio - seeks growth of capital.
 capital.

 The Portfolio invests in other DWS VIP portfolios that invest
 across a range of asset classes, utilizing a variety of          The Portfolio invests in a diversified group of affiliated
 securities and investment styles. The Portfolio's target         underlying funds. The Portfolio normally primarily invests
 allocation is:                                                   in large cap, mid cap, small cap and international equity
   -- 25% in underlying portfolios which                          underlying funds and also invests in fixed income underlying
      invest primarily in fixed income securities                 funds in accordance with targeted allocations of 85% to
      of all credit qualities and maturities                      equity securities and 15% to fixed income securities.
   -- 75% in underlying portfolios which invest                   Changes between these asset classes will be in the range of
     primarily in equity securities of all levels                 plus or minus 10%.

 The investment adviser may adjust these allocations within the   The Portfolio seeks to achieve capital growth primarily
 following ranges: 20-40% in fixed income portfolios; 60-80%      through its investments in underlying funds that invest
 in equity portfolios.                                            primarily in equity securities. These investments may
                                                                  include underlying funds that invest mainly in stocks of
                                                                  large established U.S. companies as well, to a lesser
                                                                  extent, in stocks of foreign companies and smaller U.S.
Principal Risks:                                                  companies with above-average growth potential.

  o  Asset Allocation Risk                                        The Portfolio seeks to achieve capital growth secondarily through
  o  Reallocation Risk                                            its investment in underlying funds that invest primarily in fixed income  securities.  The Portfolio may invest in underlying funds that invest  substantially all of their assets in U.S. government securities as well as underlying  funds that invest in investment
                                                                  grade  and  high-yield,   high-risk   bonds.   The  Portfolio  is
                                                                  non-diversified.

                                                                  Principal Risks:

                                                                    o Performance Risk
                                                                    o Non-diversification Risk

---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
DWS Moderate Allocation VIP(12) - seeks a balance of long-term   MetLife Balanced Strategy Portfolio -  seeks a balance
growth of capital and current income with an emphasis on         between a high level of current income and growth of capital
growth of capital.                                               with a greater emphasis on growth of capital.

The Portfolio invests in other DWS VIP portfolios that invest    The Portfolio invests in a diversified group of affiliated
across a range of asset classes, utilizing a wide variety of     underlying funds.    The Portfolio normally primarily
securities and investment styles.                                invests in large cap, small cap, mid cap and international
The Portfolio's target allocation is:                            equity underlying funds and also invests in fixed income
--   40% in underlying portfolios which invest primarily in      underlying funds in accordance with targeted allocations of
     fixed income securities of all credit qualities and         65% to equity securities and 35% to fixed income
     maturities                                                  securities.  Changes between these asset classes will be in
--   60% in underlying portfolios which invest primarily in      the range of plus or minus 10%.
     equity securities of all capitalization levels
                                                                 The Portfolio seeks to achieve capital growth through its
The adviser may adjust these allocations within the following    investments in underlying funds that invest primarily in
ranges:  25-55% in fixed income portfolios; 45-75% in equity     equity securities.  These investments may include underlying
portfolios.                                                      funds that invest mainly in stocks of large established U.S.
                                                                 companies as well, to a lesser extent, in stocks of foreign companies and smaller U.S. companies with above-average
Principal Risks:                                                 growth potential.

  o Asset Allocation Risk                                        The Portfolio  seeks to achieve  current  income through its
  o Reallocation Risk                                            investments  in  underlying  funds that invest  primarily in fixed  income  securities.  These  investments  may  include underlying  funds that invest  exclusively  in bonds of U.S.
                                                                 issuers.  The Portfolio may invest in underlying  funds that invest in U.S. and foreign investment-grade  securities,  as
                                                                 well  as  underlying   funds  that  invest  in   high-yield,
                                                                 high-risk bonds.

                                                                 The Portfolio is non-diversified.

                                                                 Principal Risks:

                                                                   o  Performance Risk
                                                                   o  Non-diversification Risk
---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
Janus (Aspen Series) Forty Portfolio(12) - seeks long-term       Janus Forty Portfolio - seeks long-term growth of capital.
growth of capital.
                                                                 The Portfolio normally invests primarily in a core group of
The Portfolio normally invests primarily in a core group of      20-40 common stocks selected for their growth potential.
20-40 common stocks selected for their growth potential.  The    The Portfolio may invest in companies of any size.  The
Portfolio may invest in companies of any size.  Within the       Portfolio may invest without limit in foreign securities
parameters of its specific investment policies the Portfolio     which may include investments in emerging markets.  The
may invest in foreign equity securities which may include        Portfolio may invest in derivatives.  The Portfolio is
investments in emerging markets.  The Portfolio may invest in    non-diversified.
derivatives.  The Portfolio is non-diversified.
                                                                    Principal Risks:

The portfolio manager for the Portfolio also manages the Janus      o  Market Risk
Forty Portfolio.                                                    o  Foreign Investment Risk
                                                                    o  Market Capitalization Risk
   Principal Risks:                                                 o  Investment Style Risk
                                                                    o  Non-diversification Risk
   o  Market Risk(17)                                               o  Derivatives Risk
   o  Investment Style Risk(18)
   o  Non-diversification Risk
   o  Foreign Investment Risk(19)
   o  Derivatives Risk(20)
   o  Market Capitalization Risk(21)
---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
Legg Mason Partners Variable Equity Index Portfolio(12) -        MetLife Stock Index Portfolio - seeks to equal the
seeks investment results that, before expenses, correspond to    performance of the S&P 500 Index (before expenses).
the price and yield performance of the S&P 500 Index.
                                                                 The Portfolio purchases the common stocks of all the
Under normal circumstances, the Portfolio invests at least 80%   companies in the S&P 500 Index.
of its net assets in equity securities, or other investments
with similar economic characteristics, included in the S&P 500   The Portfolio purchases the common stocks of
Index.                                                           all the companies in the S&P 500 Index.

                                                                 The Portfolio also invests in exchange traded funds
The Portfolio invests at least 90% of its assets in common       and futures contracts based on the S&P 500 Index and/or
stocks included in the S&P Index and holds substantially all     related options to simulate full investment in the Index
of the companies in the S&P Index including foreign              while retaining liquidity, to facilitate trading and for
companies.  The Portfolio may purchase stock index futures and   other reasons.
related options to hedge any cash reserves in anticipation of
purchasing additional stocks at a later date.                    Principal Risks:

  Principal Risks:                                                   o  Market Risk
                                                                     o  Market Capitalization Risk
  o  Market Risk                                                     o  Index Risk
  o  Market Capitalization Risk                                      o  Derivatives Risk
  o  Index Risk (22)
  o  Derivatives Risk

---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------


UIF Core Plus Fixed Income Portfolio(12) - seeks above-average      BlackRock Bond Income Portfolio - seeks a competitive total
total return over a market cycle of three to five years by          return primarily from investing in fixed-income securities.
investing primarily in a diversified portfolio of fixed income
securities.                                                         The Portfolio invests, under normal circumstances,
                                                                    at least 80% of its assets in fixed-income securities.
The Portfolio invests primarily in a diversified mix of U.S.
dollar denominated investment grade fixed income securities,        The Portfolio may invest in investment grade fixed-income
particularly U.S. government, corporate and mortgage                securities, obligations of the U.S. Treasury or any U.S.
securities.                                                         government agency, mortgage-backed and asset-backed
                                                                    securities, corporate debt securities of U.S. and foreign
The Portfolio ordinarily seeks to maintain an average weighted      isuers, and cash equivalents.
maturity between 5 and 10 years. It is managed such that its duration is generally with 1 1/2 years (plus or minus) of the
Lehman Aggregate Bond Index.                                        The Portfolio may invest up to 20% of its total assets in
                                                                    high-yield securities and up to 20% of its total assets in
The Portfolio may also invest in high-yield/high-risk               foreign securities (including up to 10% in emerging markets),
securities. The Portfolio may also invest in securities of          provided that the Portfolio may not invest more than
foreign issuers, including issuers located in emerging markets.     30% of its total assets in high-yield securities and
                                                                    foreign securities (including emerging markets) combined.

The adviser may also invest in to-be-issued pass-through mortgage   In addition to bonds, the Portfolio's high-yield
securities, aset-backed securities, collateralized mortgage         securities may include convertible bonds,
obligations and may use futures, options, forward contracts,        convertible preferred stocks, and warrants and
swaps and other derivatives in managing the Portfolio.              other securities attached to bonds or other
                                                                    fixed-income securities.
The Portfolio may invest in investment grade or
below investment grade public loans made by banks                   The Portfolio may use futures contracts, options, swaps and
or other financial institutions.                                    other derivatives to attempt to reduce the interest rate or currency risk of the Portfolio or to adjust the Portfolio's
The Portfolio may invest a portfion of its asets in                 duration.
structured instruments, structured notes or similarly
structured products consistent with its investment                  The Portfolio may also invest in payment-in-kind securities,
objectives and policies.                                            structured securities, when-issued securities and zero
                                                                    coupon bonds.
Principal Risks:
                                                                    The Portfolio's manager tries to maintain a duration
 o  Market Risk                                                     generally within 1 1/2 years (plus or minus) of the
 o  Interest Rate Risk(23)                                          Lehman Brothers Aggregate Bond Index.  As of June 30,
 o  Credit Risk (24)                                                2008, the duration of this Index was 4.68 years.
 o  Mortgage Related Security Risk(25)
 o  High-Yield Debt Security Risk(26)                               Principal Risks:
 o  Foreign Securities Risk
 o  Derivatives Risk                                                 o  Market Risk
 o  Non-Mortgage Asset Backed Securities                             o  Interest Rate Risk
    Risk (27)                                                        o  Credit Risk
                                                                     o  Foreign Securities Risk
                                                                     o  High-Yield Debt Securities Risk
                                                                     o  Derivatives Risk
                                                                     o  Non-Mortgage Asset Backed Securities Risk


---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
PIMCO (VIT) Total Return Portfolio(12) - seeks maximum total     PIMCO Total Return Portfolio - seeks maximum total return,
return, consistent with preservation of capital and prudent      consistent with preservation of capital and prudent
investment management.                                           investment management.

Under normal circumstances, the Portfolio invests at least 65%
of its assets in a diversified portfolio of fixed income         The Portfolio normally invests at least 65% of its assets in
instruments of varying maturities, which may be represented by   a diversified portfolio of fixed income instruments of
forwards or derivatives such as options, futures contracts or    varying maturities which may be represented by forwards or
swap agreements.                                                 derivatives such as options, futures contracts or swap
                                                                 agreements.
The average duration of the Portfolio varies within two years
(plus or minus) of the duration of the Lehman Brothers U.S.      The average duration of the Portfolio normally varies within
Aggregate Index.                                                 two years (plus or minus) of the duration of the Lehman
                                                                 Brothers Aggregate Index.
The Portfolio may invest up to 15% of its assets in securities
that are economically tied to emerging markets.                  The Portfolio may invest up to 15% of its assets in
                                                                 securities that are economically tied to emerging markets.
The Portfolio may invest up to 30% of its assets in securities
denominated in foreign currencies and may invest beyond this     The Portfolio may invest up to 30% of its net assets in
limit in U.S. dollar-denominated foreign securities.             securities denominated in foreign currencies and may invest beyond that limit in U.S. dollar-denominated securities of
The Portfolio may invest all of its assets in derivative         foreign issuers.
instruments such as options, futures contracts, swap
agreements, or in mortgage- or asset-backed securities.          The Portfolio may invest all of its assets in derivative
                                                                 instruments such as options, futures contracts, swap
The portfolio manager for the Portfolio also manages the PIMCO   agreements, or in mortgage- or asset-backed securities.
Total Return Portfolio.
                                                                 Principal Risks:
Principal Risks:
                                                                   o  Market Risk
  o  Market Risk                                                   o  Interest Rate Risk
  o  Interest Rate Risk                                            o  Credit Risk
  o  Credit Risk                                                   o  Foreign Investment Risk
  o  Foreign Investment Risk                                       o  Mortgage-related Securities Risk
  o  Mortgage-related Securities Risk                              o  Non-Mortgage Asset-Backed Securities Risk
  o  Non-Mortgage Asset-Backed Securities Risk                     o  Derivatives Risk
  o  Derivatives Risk

---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
Pioneer Strategic Income VCT Portfolio(12) - seeks a high        Pioneer Strategic Income Portfolio - seeks a high level of
level of current income.                                         current income.

Normally, the Portfolio invests at least 80% of its assets in    The Portfolio invests, under normal circumstances at least
debt securities.  The Portfolio invests primarily in:  debt      80% of its assets in debt securities.  The Portfolio invests
securities issued or guaranteed by the U.S. government, its      primarily in:  debt securities issued or guaranteed by the
agencies or instrumentalities or non-U.S. government entities;   U.S. government, its agencies or instrumentalities or
debt securities of U.S. and non-U.S. corporate issuers           non-U.S. government entities; debt securities of U.S. and
including convertible debt; and mortgage-backed and              non-U.S. corporate issuers including convertible debt; and
asset-backed securities.                                         mortgage-backed and asset-backed securities.

The Portfolio may invest up to 70% of its assets in high-yield   The Portfolio may invest up to 70% of its assets in
debt securities.                                                 high-yield debt securities.

The Portfolio may invest up to 20% of its assets in debt         The Portfolio may invest up to 20% of its assets in debt
securities rated below CCC.                                      securities rated below CCC.

The Portfolio may invest up to 85% of its assets in debt         The Portfolio may invest up to 85% of its assets in debt
securities of non-U.S. corporate and governmental issuers        securities of non-U.S. corporate and governmental issuers
including issuers in emerging markets.                           including issuers in emerging markets.

The Portfolio may invest up to 20% of its assets in equity       The Portfolio may invest up to 20% of its assets in equity
securities.                                                      securities.

The Portfolio may invest up to 15% of its assets in credit       The Portfolio may invest up to 15% of its assets in credit
default swaps.                                                   default swaps.

The Portfolio manager for the Portfolio also manages the         Principal Risks:
Pioneer Strategic Income Portfolio.
                                                                  o  Market Risk
Principal Risks:                                                  o  Interest Rate Risk
                                                                  o  Credit Risk
 o  Market Risk                                                   o  High-Yield Debt Security Risk
 o  Interest Rate Risk                                            o  Foreign Investment Risk
 o  Credit Risk                                                   o  Mortgage-related Securities Risk
 o  High-Yield Debt Security Risk                                 o  Non-Mortgage Asset-Backed Securities Risk
 o  Foreign Investment Risk                                       o  Credit Default Transactions Risk
 o  Mortgage-related Securities Risk                              o  Derivatives Risk
 o  Non-Mortgage Asset-Backed Security Risk
 o  Derivatives Risk
 o  Credit Default Transactions Risk(28)

---------------------------------------------------------------- --------------------------------------------------------------
---------------------------------------------------------------- --------------------------------------------------------------
Van Kampen LIT Comstock Portfolio(12) - seeks capital growth     Van Kampen Comstock Portfolio - seeks capital growth and
and income.                                                      income.

Normally, the Portfolio invests at least 80% of its assets in    Normally, the Portfolio invests at least 80% of its assets
common stocks. The Portfolio may also invest in preferred        in common stocks. The Portfolio may also invest in
stocks and securities convertible into common and preferred      preferred stocks, indexed securities and securities
stocks.                                                          convertible into common and preferred
stocks.

The Portfolio employs a value style of investing.                The Portfolio emphasizes a value style of investing.

The Portfolio may invest in small-, medium- or large-sized       The Portfolio may invest in issuers of any size, although
companies.                                                       the adviser focuses on companies with a market
                                                                 capitalization in excess of $2 billion.
The Portfolio may invest up to 25% of its assets in securities
of foreign issuers including issuers in emerging market          The Portfolio may invest up to 25% of its assets in
countries.                                                       securities of foreign issuers, including issuers in emerging market countries.
The Portfolio may also invest in derivative instruments.
                                                                 The Portfolio may also invest in derivative instruments.
The portfolio manager for the Portfolio also manages the Van
Kampen Comstock Portfolio.                                       Principal Risks:

Principal Risks:                                                  o  Market Risk
                                                                  o  Market Capitalization Risk
 o  Market Risk                                                   o  Foreign Investment Risk
 o  Market Capitalization Risk                                    o  Investment Style Risk
 o  Foreign Investment Risk                                       o  Derivatives Risk
 o  Investment Style Risk
 o  Derivatives Risk


---------------------------------------------------------------- --------------------------------------------------------------

     MetLife Advisers, LLC or Met Investors Advisory, LLC is the adviser of each of the Replacement Funds. A chart comparing the adviser and sub-adviser of each Existing Fund with its corresponding Replacement Fund is attached as Appendix 1. Each Replacement Fund currently offers up to five classes of shares, four of which, Class A, Class B, Class D and Class E are involved in the substitutions. No Rule 12b-1 Plan has been adopted for any Replacement Fund's Class A shares. Each Replacement Fund's Class B, Class D (Met Series Fund only) and Class E shares have adopted a Rule 12b-1 distribution plan. Under the Met Series Fund's distribution plan, up to 0.50% of a fund's assets attributable to its Class B and Class D shares may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares and 0.10% for Class D shares, respectively. Under the MIST distribution plan, up to 0.50% and 0.25% for Class B and Class E shares, respectively, may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares and 0.15% for Class E shares. The Boards of Trustees/Directors of each MIST and Met Series Fund fund may increase payments under its plans to the full amount without shareholder approval.



     MetLife Advisers, LLC has contractually agreed to reduce, for the period ending April 30, 2010 and any subsequent year in which the agreement is in effect, the management fee for the (i) BlackRock Bond Income Portfolio to 0.325% for assets over $1 billion but less than $2 billion; and (ii) MetLife Stock Index Portfolio to 0.243%.

     There is no expense limitation agreement or contractual waiver agreement with respect to MIST's MetLife Moderate Strategy Portfolio, MetLife Growth Strategy Portfolio, MetLife Balanced Strategy Portfolio, Janus Forty Portfolio, PIMCO Total Return Portfolio, Pioneer Strategic Income Portfolio and Van Kampen Comstock Portfolio.

         C.       Description of the Contracts

         Annuity Contracts

         The annuity contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The immediate annuity contracts provide for a series of payments under various pay-out types on a variable basis, fixed basis or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company.

         Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide that a maximum of 12 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the variable account options or from variable account options to fixed account options without limitation. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account. During the income period or under the immediate annuity, Contract owners may currently make unlimited transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any transfer limits will be suspended in connection with the substitutions as described in more detail below.

         Life Policies

         The Insurance Companies issue two types of life insurance policies that are involved in this application: (1) a flexible premium joint and last survivor variable life insurance policy and (2) a flexible premium single-life variable life insurance policy. Policy owners may allocate account value among the General Account and the available investment portfolios. The minimum face amount of the insurance ranges from $50,000 to $100,000 (except that Contracts that are exempt from registration have a minimum face amount of $1,000,000). The policies permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different investment company.

         All or part of the account value may be transferred from any investment portfolio to another investment portfolio, or to the fixed account. The minimum amount that can be transferred is the lesser of the minimum transfer amount (which ranges from $1 to $500), or the total value in an investment portfolio or the fixed account. Certain policies provide that six transfers in a policy year can be made without charge. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged. Other policies do not currently limit the number of transfers.

         Certain policies provide that the maximum amount that can be transferred from the fixed account in any policy year is the greater of $500 or 12.5% of the policy's cash surrender value in the Fixed Account as of the date of the transfer request. Transfers from the fixed account of other policies are subject to similar limitations.

         Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.
         Under the policies, the Insurance Companies reserve the right to impose additional restrictions on transfers. All transfer limits will be suspended in connection with the substitutions as described in more detail below.

         D.       Reasons for the Substitutions

         The substitutions are expected to provide significant benefits to Contract owners, including improved selection of sub-advisers and simplification of fund offerings through the elimination of overlapping offerings. Based on generally better performance records and lower total expenses of the Replacement Funds, the Substitution Applicants believe that the sub-advisers (other than those sub-advisers which manage both the applicable Existing Fund and Replacement Fund) to the Replacement Funds overall are better positioned to provide consistent above-average performance for their Funds than are the advisers or sub-advisers of the Existing Funds. At the same time, Contract owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies, and managers. See Section I B of this Application, which describes by separate account the number of investment options. As a result of the substitutions, the number of investment options under each Contract will either not be decreased, or, in those cases where the number of investment options is being reduced, continue to offer a significant number of alternative investment options (currently expected to range in number from 2 to 134 after the substitutions versus 2 to 134 before the substitutions.)

         Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which either Met Investors Advisory, LLC or MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order,(29) to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

         In addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds will have either lower or substantially similar total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers.

         In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund:

     o DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio - management fee and Rule 12b-1 fee for Class B shares of MetLife Moderate Strategy Portfolio may be higher at certain management fee breakpoints

     o DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio - management fee and Rule 12b-1 fee for Class B shares of MetLife Growth Strategy Portfolio may be higher at certain management fee breakpoints

     o DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio - management fee and Rule 12b-1 fee for Class B shares MetLife Balanced Strategy Portfolio may be higher at certain management fee breakpoints

     o Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio - management fee and Rule 12b-1 fee for Class D shares of MetLife Stock Index Portfolio are currently 0.04% higher


     o UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio - management fee and 12b-1 fee, if any, for Class A shares of BlackRock Bond Income Portfolio may be higher at certain management fee breakpoints.

     o PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio - management fee and Rule 12b-1 fee for Class B shares of PIMCO Total Return Portfolio are currently 0.48% higher

     o Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio - management fee and Rule 12b-1 fee for Class A and Class B shares of Van Kampen Comstock Portfolio are currently 0.02% higher

         A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix II.

         As described in Section III, the Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.


     The substitutions will result in decreased net expense ratios (ranging from 1 basis point to 36 basis points), except for the Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitution. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitution. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in Section II A, that are either substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the substitutions.

         In addition, after the substitutions, neither Met Investors Advisory, LLC, MetLife Advisers, LLC nor any of their affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.


     The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of MetLife Stock Index Portfolio (Class D shares - 0.10%) for Legg Mason Partners Variable Equity Index Portfolio (Class I shares - 0%) and PIMCO Total Return Portfolio (Class B shares - 0.25%) for PIMCO (VIT) Total Return Portfolio (Administrative class shares - 0%). As set forth in Section I.D., total expenses for MetLife Stock Index Portfolio and PIMCO Total Return Portfolio will be 1 basis point less and 6 basis points less than the total expenses of the applicable Existing Fund after the substitution.



     Each Met Series Fund Replacement Fund's Class B and Class D Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors without shareholder approval. Each MIST Replacement Fund's Class B and Class E Rule 12b-1 fees can be raised to 0.50% and 0.25%, respectively, of net assets by the Replacement Fund's Board of Trustees without shareholder approval. However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B, Class D and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.

         The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

         Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 45 basis points for the Existing Funds' classes of shares involved in the substitutions. Following the substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, 25, 10 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B, Class D and Class E shares, respectively) and profit distributions to members from the Replacement Funds' advisers, will be available to the Insurance Companies. These profits from investment advisory fees may be more or less than the fees being paid by the Existing Funds.



         The following describes each proposed substitution with respect to the amount of each Fund's assets, comparative performance history and comparative fund expenses. Performance history generally takes into account the one-, three-, five- and ten-year periods ended December 31, 2007. If the Replacement Fund has not been in existence for a significant period of time, the performance of a comparable fund managed by the same sub-adviser with substantially similar investment objectives and policies as the Replacement Fund may be used. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser's applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2007.

         Expenses for 2007 have been adjusted, as necessary, to reflect current expense arrangements. Where a Fund has multiple classes of shares involved in the proposed substitution, the expenses of each class are presented. Current Rule 12b-1 fees are also the maximum 12b-1 fees unless otherwise noted in the fee tables.




1.        DWS Conservative Allocation VIP - MetLife Moderate Strategy
          Portfolio

         The aggregate amount of assets in the DWS Conservative Allocation VIP
Portfolio as of December 31, 2007 was approximately $17.8 million, of which approximately 99.96% will be transferred to the MetLife Moderate Strategy
Portfolio. As of December 31, 2007, MetLife Moderate Strategy Portfolio's assets were approximately $2.358 billion. As set forth below, the historical performance of MetLife Moderate Strategy Portfolio for the one- and three-year periods ended December 31, 2007 exceeds that of DWS Conservative Allocation VIP.

              ----------------- ------------------------ ------------------------
                                   DWS Conservative         MetLife Moderate
                                 Allocation VIP (Class     Strategy Portfolio
                                          B) (Class B)
              ----------------- ------------------------ ------------------------
              ----------------- ------------------------ ------------------------
              One Year                   4.68%                    6.21%
              ----------------- ------------------------ ------------------------
              ----------------- ------------------------ ------------------------
              Three Years                5.85%                    7.40%
              ----------------- ------------------------ ------------------------

         In addition, as set forth below, the management fee is the same as and total operating expenses of MetLife Moderate Strategy Portfolio are lower than those of DWS Conservative Allocation VIP.

----------------------------- ------------------------------- -------------------------
                               DWS Conservative Allocation        MetLife Moderate
                                           VIP                   Strategy Portfolio
                                        (Class B)                    (Class B)
----------------------------- ------------------------------- -------------------------
----------------------------- ------------------------------- -------------------------
Management Fee                            0.07%                        0.07%
----------------------------- ------------------------------- -------------------------
----------------------------- ------------------------------- -------------------------
12b-1 Fee                                 0.25%                    0.25%(0.50%)*
----------------------------- ------------------------------- -------------------------
----------------------------- ------------------------------- -------------------------
Other Expenses                            1.01%                        0.65%
----------------------------- ------------------------------- -------------------------
----------------------------- ------------------------------- -------------------------
Total Expenses                            1.33%                        0.97%
----------------------------- ------------------------------- -------------------------
  * Trustees can increase the 12b-1 fee to this amount without shareholder approval.



2.       DWS Growth Allocation VIP - MetLife Growth Strategy Portfolio

         The aggregate amount of assets in the DWS Growth Allocation VIP as of December 31, 2007 was approximately $32.9 million, of which approximately 99.97% will be transferred to the MetLife Growth Strategy Portfolio. As of December 31,
2007, MetLife Growth Strategy Portfolio's total assets were approximately $7.504 billion. The historical performance of MetLife Growth Strategy Portfolio for the three-year period ended December 31, 2007 exceeds that of DWS Growth Allocation
VIP Portfolio and for the one year period ended December 31, 2007 was less than that of DWS Growth Allocation VIP.

      --------------------------------- ------------------------------ ---------------------------
                DWS Growth Allocation VIP MetLife Growth Strategy
                               (Class B) Portfolio
                                                                               (Class B)
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      One Year                                      5.58%                        4.70%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Three Years                                   7.96%                        9.08%
      --------------------------------- ------------------------------ ---------------------------

         In addition, as set forth below, the management fee and total operating expenses of MetLife Growth Strategy are lower than those of DWS Growth
Allocation VIP.

      --------------------------------- ------------------------------ ---------------------------
                DWS Growth Allocation VIP MetLife Growth Strategy
                               (Class B) Portfolio
                                                                               (Class B)
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Management Fee                                0.07%                        0.06%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      12b-1 Fee                                     0.25%                    0.25% (0.50%)*
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Other Expenses                                1.00%                        0.72%
      --------------------------------- ------------------------------ ---------------------------
      --------------------------------- ------------------------------ ---------------------------
      Total Expenses                                1.32%                        1.03%
      --------------------------------- ------------------------------ ---------------------------
         *   Trustees can increase the 12b-1 fee to this amount without shareholder approval.

3.       DWS Moderate Allocation VIP - MetLife Balanced Strategy Portfolio

         The aggregate amount of assets in the DWS Moderate Strategy VIP as of December 31, 2007 was approximately $34.2 million, of which approximately 99.98% will be transferred to the MetLife Balanced Strategy Portfolio. As of December
31, 2007, MetLife Balanced Strategy Portfolio's assets were approximately $6.359 billion. For the three-year period ended December 31, 2007, the performance of MetLife Balanced Strategy Portfolio exceeds that of DWS Moderate Allocation VIP and for the one-year period ended December 31, 2007 was less than that of DWS
Moderate Allocation VIP.

           ---------------------------- --------------------------- ----------------------------------
                DWS Moderate Allocation MetLife Balanced Strategy
                                                   VIP                          Portfolio
                               (Class B) (Class B)
           ---------------------------- --------------------------- ----------------------------------
           ---------------------------- --------------------------- ----------------------------------
           One Year                               5.09%                           4.88%
           ---------------------------- --------------------------- ----------------------------------
           ---------------------------- --------------------------- ----------------------------------
           Three Years                            6.94%                           7.95%
           ---------------------------- --------------------------- ----------------------------------

         In addition, as set forth below, the management fee and total operating expenses of MetLife Balanced Strategy Portfolio are lower than those of DWS
Moderate Allocation VIP.

--------------------------- --------------------------- -----------------------------------
                             DWS Moderate Allocation        MetLife Balanced Strategy
                                       VIP                          Portfolio
                                    (Class B)                       (Class B)
--------------------------- --------------------------- -----------------------------------
--------------------------- --------------------------- -----------------------------------
Management Fee                        0.07%                           0.06%
--------------------------- --------------------------- -----------------------------------
--------------------------- --------------------------- -----------------------------------
12b-1 Fee                             0.25%                       0.25%(0.50%)*
--------------------------- --------------------------- -----------------------------------
--------------------------- --------------------------- -----------------------------------
Other Expenses                        0.98%                           0.69%
--------------------------- --------------------------- -----------------------------------
--------------------------- --------------------------- -----------------------------------
Total Expenses                        1.30%                           1.00%
--------------------------- --------------------------- -----------------------------------
   *   Trustees can increase the 12b-1 fee to this amount without shareholder approval.


4.       Janus (Aspen Series) Forty Portfolio -- Janus Forty Portfolio

         The aggregate amount of assets in the Janus (Aspen Series) Forty
Portfolio as of December 31, 2007 was approximately $1.290 billion, of which approximately 0.67% will be transferred to the Janus Forty Portfolio. As of December 31, 2007, Janus Forty Portfolio's assets were approximately $1.340 billion. As set forth below, the historical performance of Janus (Aspen Series)
Forty Portfolio for the one-, three- and ten-year periods ended December 31, 2007, exceeds that of Janus Forty Portfolio and for the five-year period ended
December 31, 2007, has been comparable to that of Janus Forty Portfolio.

       ----------------------------- ------------------------------------ -------------------------------------------
                                         Janus (Aspen Series) Forty                      Janus Forty
                                                  Portfolio                               Portfolio
                                               (Service Class)                            (Class E)*
       ----------------------------- ------------------------------------ -------------------------------------------
       ----------------------------- ------------------------------------ -------------------------------------------
       One Year                                    36.63%                                   30.44%
       ----------------------------- ------------------------------------ -------------------------------------------
       ----------------------------- ------------------------------------ -------------------------------------------
       Three Years                                 18.83%                                   16.56%
       ----------------------------- ------------------------------------ -------------------------------------------
       ----------------------------- ------------------------------------ -------------------------------------------
       Five Years                                  18.94%                                   18.70%
       ----------------------------- ------------------------------------ -------------------------------------------
       ----------------------------- ------------------------------------ -------------------------------------------
       Ten Years                                   12.87%                                   9.64%
       ----------------------------- ------------------------------------ -------------------------------------------
         * Performance for the Portfolio's Class E shares is based on the performance of the Portfolio's Class A shares adjusted to reflect expenses of the Class E shares.

         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Janus Forty Portfolio is less than that of Janus (Aspen
Series) Forty Portfolio and the total operating expenses of Janus Forty
Portfolio are lower than those of Janus (Aspen Series) Forty Portfolio.

----------------------------- ------------------------------------ ----------------------------------------
                                  Janus (Aspen Series) Forty                     Janus Forty
                               Portfolio Portfolio
                                        (Service Class)                           (Class E)
----------------------------- ------------------------------------ ----------------------------------------
----------------------------- ------------------------------------ ----------------------------------------
Management Fee                               0.64%                                  0.65%
----------------------------- ------------------------------------ ----------------------------------------
----------------------------- ------------------------------------ ----------------------------------------
12b-1 Fee                                    0.25%                             0.15% (0.25%)*
----------------------------- ------------------------------------ ----------------------------------------
----------------------------- ------------------------------------ ----------------------------------------
Other Expenses                               0.06%                                  0.06%
----------------------------- ------------------------------------ ----------------------------------------
----------------------------- ------------------------------------ ----------------------------------------
Total Expenses                               0.95%                                  0.86%
----------------------------- ------------------------------------ ----------------------------------------
  * Trustees can increase the 12b-1 fee to this amount without shareholder approval.

5.       Legg Mason Partners Variable Equity Index Portfolio - MetLife
           Stock Index Portfolio

         The aggregate amount of assets in the Legg Mason Partners Variable
Equity Index Portfolio as of December 31, 2007 was approximately $1.349 billion, of which approximately 99.97% will be transferred to the MetLife Stock Index
Portfolio. As of December 31, 2007, MetLife Stock Index Portfolio's assets were approximately $5.231 billion. As set forth below, the historical performance of MetLife Stock Index Portfolio for the one-, three-, five- and ten-year periods ended December 31, 2007 has been comparable to that of Legg Mason Partners
Variable Equity Index Portfolio. Legg Mason Partners Variable Equity Index
Portfolio Class I and Class II shares will be substituted by Class D and Class B shares, respectively, of MetLife Stock Index Portfolio.

      ---------------------- --------------------- ---------------------- -------------------- --------------------
                             Legg Mason Partners    Legg Mason Partners
                               Variable Equity        Variable Equity        MetLife Stock        MetLife Stock
                               Index Portfolio        Index Portfolio       Index Portfolio      Index Portfolio
                                  (Class I)             (Class II)             (Class D)            (Class B)
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      One Year                      5.19%                  4.92%                 5.13%                4.97%
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      Three Years                   8.26%                  7.98%                 8.23%                8.07%
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      Five Years                    12.43%                12.14%                12.40%               12.22%
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      ---------------------- --------------------- ---------------------- -------------------- --------------------
      Ten Years                     4.91%                  4.65%                 5.51%                 ---
      ---------------------- --------------------- ---------------------- -------------------- --------------------

         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee of the Class D shares of the MetLife Stock Index Portfolio exceeds the management and 12b-1 fees of Legg Mason Partners Variable Equity Index
Portfolio's Class I shares and the aggregate of the management fee and 12b-1 fee for Class B shares of the MetLife Stock Index Portfolio is less than the aggregate of such fees for Legg Mason Partners Variable Equity Index Portfolio's
Class II shares. The total operating expenses of MetLife Stock Index Portfolio, with and without waivers, are equal to or less than those of Legg Mason Partners
Variable Equity Index Portfolio.

--------------------------- --------------------- ---------------------- ---------------------- ----------------------
                            Legg Mason Partners    Legg Mason Partners
                              Variable Equity        Variable Equity
                              Index Portfolio        Index Portfolio      MetLife Stock Index    MetLife Stock Index
                                 (Class I)             (Class II)              Portfolio              Portfolio
                                                                               (Class D)              (Class B)
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
Management Fee                     0.31%                  0.31%                  0.25%                  0.25%
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
12b-1 Fee                           ---                   0.25%             0.10% (0.50%)*          0.25%(0.50%)*
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
Other Expenses                     0.08%                  0.08%                  0.04%                  0.04%
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
Total Expenses                     0.39%                  0.64%                  0.39%                  0.54%
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
Waivers                             ---                    ---                  0.01**                 0.01**
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
Net Expenses                       0.39%                  0.64%                  0.38%                  0.53%
--------------------------- --------------------- ---------------------- ---------------------- ----------------------
*  Trustees can increase the 12b-1 fee to this amount without shareholder approval.
** Contractual fee waiver expiring April 30, 2010 unless extended.




6.       UIF Core Plus Fixed Income Portfolio - BlackRock Bond Income Portfolio

     The aggregate amount of assets in the UIF Core Plus Fixed Income Portfolio as of December 31, 2007 was approximately $635.3 million, of which approximately
3.30% will be transferred to the BlackRock Bond Income Portfolio. The aggregate amount of assets in the BlackRock Bond Income Portfolio as of December 31, 2007 was approximately $1.605 billion. As set forth below, the historical performance of BlackRock Bond Income Portfolio exceeds that of UIF Core Plus Fixed Income
Portfolio for the one-, five- and ten-year periods ended December 31, 2007 and is less than that of UIF Core Plus Fixed Income Portfolio for the three-year period ended December 31, 2007. UIF Core Plus Fixed Income Portfolio Class I shares and Class II shares will be substituted by Class A shares and Class B shares, respectively, of BlackRock Bond Income Portfolio.

       ------------------ ----------------------- ---------------------- ---------------------- ---------------------

                           UIF Core Plus Fixed     UIF Core Plus Fixed   BlackRock Bond Income     BlackRock Bond
                             Income Portfolio       Income Portfolio           Portfolio               Income
                                (Class I)              (Class II)              (Class A)             Portfolio
                                                                                                     (Class B)
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       One Year                   5.45%                   5.22%                  6.29%                 6.02%
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       Three Years                4.59%                   4.24%                  4.36%                 4.09%
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       Five Years                 4.56%                   4.22%                  4.67%                 4.40%
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------
       Ten Years                  5.63%                   5.27%                  5.70%                  ---
       ------------------ ----------------------- ---------------------- ---------------------- ---------------------

         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee of BlackRock Bond Income Portfolio is lower than the aggregate of the management fee and 12b-1 fee of UIF Core Plus Fixed Income Portfolio. The total operating expenses of BlackRock Bond Income Portfolio, with and without waivers, are lower than those of UIF Core Plus Fixed Income Portfolio.

-------------------------- ---------------------- ---------------------- ---------------------- ----------------------

                            UIF Core Plus Fixed    UIF Core Plus Fixed
                             Income Portfolio       Income Portfolio        BlackRock Bond         BlackRock Bond
                                 (Class I)             (Class II)          Income Portfolio       Income Portfolio
                                                                               (Class A)              (Class B)
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Management Fee                     0.38%                  0.38%                  0.38%                  0.38%
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
12b-1 Fee                           ---                   0.35%                   ---               0.25%(0.50%)*
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Other Expenses                     0.27%                  0.27%                  0.06%                  0.06%
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Total Expenses                     0.65%                  1.00%                  0.44%                  0.69%
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Waivers                             ---                    ---                  0.01%**                0.01%**
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Net Expenses                       0.65%                  1.00%                  0.43%                  0.68%
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
   * Trustees can increase the 12b-1 fee to this amount without shareholder approval. ** Contractual fee waiver expiring April 30, 2010 unless extended.


7.       PIMCO (VIT) Total Return Portfolio - PIMCO Total Return Portfolio

         The aggregate amount of assets in the PIMCO (VIT) Total Return
Portfolio as of December 31, 2007 was approximately $4.133 billion, of which approximately 16.45% will be transferred to the PIMCO Total Return Portfolio.
The aggregate amount of assets in the PIMCO Total Return Portfolio as of December 31, 2007 was approximately $4.849 billion. As set forth below, the historical performance of PIMCO Total Return Portfolio for the one-, three- and five-year periods ended December 31, 2007 has been less that that of PIMCO (VIT)
Total Return Portfolio.

       -------------------------- ----------------------------- --------------------------------------
                                    PIMCO (VIT) Total Return             PIMCO Total Return
                                           Portfolio                          Portfolio
                                     (Administrative Class)                   (Class B)
       -------------------------- ----------------------------- --------------------------------------
       -------------------------- ----------------------------- --------------------------------------
       One Year                              8.74%                              7.56%
       -------------------------- ----------------------------- --------------------------------------
       -------------------------- ----------------------------- --------------------------------------
       Three Years                           4.98%                              4.75%
       -------------------------- ----------------------------- --------------------------------------
       -------------------------- ----------------------------- --------------------------------------
       Five Years                            4.97%                              4.71%
       -------------------------- ----------------------------- --------------------------------------

         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee of PIMCO Total Return Portfolio are higher than those of PIMCO
(VIT) Total Return Portfolio and the total operating expenses of PIMCO Total
Return Portfolio are lower than those of PIMCO (VIT) Total Return Portfolio.

------------------------------- ----------------------------- -------------------------
                                  PIMCO (VIT) Total Return       PIMCO Total Return
                                         Portfolio                   Portfolio
                                   (Administrative Class)            (Class B)
------------------------------- ----------------------------- -------------------------
------------------------------- ----------------------------- -------------------------
Management Fee                             0.25%                       0.48%
------------------------------- ----------------------------- -------------------------
------------------------------- ----------------------------- -------------------------
12b-1 Fee                                   ---                    0.25%(0.50%)*
------------------------------- ----------------------------- -------------------------
------------------------------- ----------------------------- -------------------------
Other Expenses                             0.58%                       0.04%
------------------------------- ----------------------------- -------------------------
------------------------------- ----------------------------- -------------------------
Total Expenses                             0.83%                       0.77%
------------------------------- ----------------------------- -------------------------
    *  Trustees can increase 12b-1 fee to this amount without
       shareholder approval.



8.      Pioneer Strategic Income VCT Portfolio - Pioneer Strategic Income Portfolio

         The aggregate amount of assets in the Pioneer Strategic Income VCT
Portfolio as of December 31, 2007 was approximately $77.2 million, of which approximately 65.99% will be transferred to the Pioneer Strategic Income
Portfolio. As of December 31, 2007, Pioneer Strategic Income Portfolio's assets were approximately $376.1 million. As set forth below, the historical performance of Pioneer Strategic Income Portfolio for the one-, three- and five-year periods ended December 31, 2007 exceeds that of Pioneer Strategic
Income VCT Portfolio.

                ------------------------- ---------------------------- -----------------------------
                                           Pioneer Strategic Income
                                                      VCT                Pioneer Strategic Income
                                                   Portfolio                    Portfolio
                                                  (Class II)                    (Class E)*
                ------------------------- ---------------------------- -----------------------------
                ------------------------- ---------------------------- -----------------------------
                One Year                             6.15%                        6.49%
                ------------------------- ---------------------------- -----------------------------
                ------------------------- ---------------------------- -----------------------------
                Three Years                          4.94%                        5.37%
                ------------------------- ---------------------------- -----------------------------
                ------------------------- ---------------------------- -----------------------------
                Five Years                           8.97%                        9.12%
                ------------------------- ---------------------------- -----------------------------
                 * Performance for the Portfolio's Class E shares is based on the performance of the Portfolio's Class A shares adjusted to reflect expenses of the Class E shares.

         In addition, as set forth below, the aggregate management fee and 12b-1 fee and the total operating expenses of Pioneer Strategic Income Portfolio are lower than those of Pioneer Strategic Income VCT Portfolio.
-------------------------- ---------------------------- ------------------------------
                            Pioneer Strategic Income      Pioneer Strategic Income
                                  VCT Portfolio                   Portfolio
                                   (Class II)                     (Class E)
-------------------------- ---------------------------- ------------------------------
-------------------------- ---------------------------- ------------------------------
Management Fee                        0.65%                         0.60%
-------------------------- ---------------------------- ------------------------------
-------------------------- ---------------------------- ------------------------------
12b-1 Fee                             0.25%                     0.15%(0.25)*
-------------------------- ---------------------------- ------------------------------
-------------------------- ---------------------------- ------------------------------
Other Expenses                        0.18%                         0.09%
-------------------------- ---------------------------- ------------------------------
-------------------------- ---------------------------- ------------------------------
Total Expenses                        1.08%                         0.84%
-------------------------- ---------------------------- ------------------------------
  *Trustees can increase the 12b-1 fee to this amount without shareholder approval.



9.      Van Kampen LIT Comstock Portfolio - Van Kampen Comstock Portfolio

         The aggregate amount of assets in the Van Kampen LIT Comstock Portfolio as of December 31, 2007 was approximately $3.831 billion, of which approximately
13.72% will be transferred to the Van Kampen Comstock Portfolio. As of December
31, 2007, Van Kampen Comstock Portfolio's assets were approximately $1.796 billion. As set forth below, the historical performance of both the Class A and Class B shares of Van Kampen Comstock Portfolio for the one-year period ended
December 31, 2007 has been less than that of Van Kampen LIT Comstock Portfolio.
The Van Kampen Comstock Portfolio commenced operations in May, 2005. The
Substitution Applicants believe that there is no adequate comparable performance information because of the lack of a significant operating history of Van Kampen
Comstock Portfolio. The Substitution Applicants believe, as set forth below, based on the performance history of its comparable retail mutual fund for the one-, three-, and five-year periods ended December 31, 2007 (whose expenses are lower than those of the Replacement Fund), Van Kampen Comstock Portfolio will have, for the long-term, good performance. Van Kampen LIT Comstock Portfolio
Class I and Class II shares will be substituted by Class A and Class B shares, respectively, of Van Kampen Comstock Portfolio.

    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
                         Van Kampen LIT     Van Kampen LIT        Van Kampen        Van Kampen         Van Kampen
                            Comstock      Comstock Portfolio       Comstock          Comstock           Comstock
                           Portfolio          (Class II)          Portfolio          Portfolio         Portfolio
                           (Class I)                              (Class A)          (Class B)          (Retail)
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    One Year                 -2.05%             -2.34%              -2.31%            -2.49%             -1.89%
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    Three Years              5.93%               5.67%               ---                ---              5.86%
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------
    Five Years               12.89%             12.62%               ---                ---              12.81%
    ------------------- ----------------- -------------------- ----------------- ------------------ -----------------

         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee and total operating expenses for Van Kampen Comstock Portfolio are greater than those for Van Kampen LIT Comstock Portfolio.

-------------------------- ------------------- ------------------- ------------------- -------------------
                             Van Kampen LIT      Van Kampen LIT        Van Kampen          Van Kampen
                           Comstock Portfolio  Comstock Portfolio  Comstock Portfolio  Comstock Portfolio
                               (Class I)           (Class II)          (Class A)           (Class B)
-------------------------- ------------------- ------------------- ------------------- -------------------
-------------------------- ------------------- ------------------- ------------------- -------------------
Management Fee             0.56%               0.56%               0.58%               0.58%
-------------------------- ------------------- ------------------- ------------------- -------------------
-------------------------- ------------------- ------------------- ------------------- -------------------
12b-1 Fee                  ---                 0.25%               ---                 0.25%(0.50%)*
-------------------------- ------------------- ------------------- ------------------- -------------------
-------------------------- ------------------- ------------------- ------------------- -------------------
Other Expenses             0.03%               0.03%               0.03%               0.03%
-------------------------- ------------------- ------------------- ------------------- -------------------
-------------------------- ------------------- ------------------- ------------------- -------------------
Total Expenses             0.59%               0.84%               0.61%               0.86%
-------------------------- ------------------- ------------------- ------------------- -------------------
    * Trustees can increase the 12b-1 fee to this amount without shareholder approval.


III.     ADDITIONAL REPRESENTATIONS

         By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Exhibit B), each Insurance Company has notified all owners of the Contracts of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement has advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions.(30) The supplement has also advised Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

         The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis.

         In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of a Replacement Fund will be conducted as described in Section V of this Application.

         Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

         In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice (substantially in the form attached as Exhibit C) informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

         Each Insurance Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.


     The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's operating expenses and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's operating expenses and sub-account expenses for fiscal year 2007, except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO
(VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions.



     With respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.



     The Substitution Applicants further agree that, except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity
Index  Portfolio/MetLife  Stock Index  Portfolio,    UIF Core Plus Fixed
Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.


IV.      REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section II.A.

A.       Applicable Law

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitutions.
Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

               It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

         Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,(31) recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.(32)

         Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

                           The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(33)

         The proposed substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the Act.(34) The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions.

B.       Basis for an Order

     The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.


     Except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to the Existing Fund. In the case of the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, for affected Contract owners, the Replacement Fund's net expenses will not, for the life of the Contracts, exceed the 2007 net expenses of the Existing Fund. In addition, Contract owners with balances invested in the Replacement Fund will have, taking into effect any applicable expense waivers, a substantially similar or lower expense ratio. However, the Substitution Applicants agree that, except with respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio, DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio, Legg Mason Partners Variable Equity Index Portfolio/MetLife Stock Index Portfolio, UIF Core Plus Fixed Income Portfolio/BlackRock Bond Income Portfolio, PIMCO (VIT) Total Return Portfolio/PIMCO Total Return Portfolio and Van Kampen LIT Comstock Portfolio/Van Kampen Comstock Portfolio substitutions, the agreement not to increase the Separate Account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

         The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

         In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that in cases where the Replacement Fund has a new sub-adviser, the new sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser. In certain substitutions, the same entity serves as sub-adviser for both the Existing Fund and the Replacement Fund.


         In addition to the foregoing, the Substitution Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.(35) In every proposed substitution except for seven substitutions where expense offsets will be applied to Contract owners at the separate account level, the management fee and current 12b-1 fee of the Replacement Funds will be the same as, or lower than, those of the Existing Funds. Total operating expenses of the Replacement Funds will be substantially the same or lower than those of the Existing Funds.

         The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions. The proposed substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among approximately the same number of sub-accounts as they could before the proposed substitutions.

         None of the proposed substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

         The proposed substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered each Insurance Company's size, financial condition, relationship with MetLife, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed substitutions.

C.       Request for an Order

         The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

V.       REQUEST FOR AN ORDER UNDER SECTION 17(b)


     The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions, except for the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio and DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio substitutions.


A.       Applicable Law

         Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

     Section 2(a)(3) of the Act defines the term "affiliated person of another person" in relevant part as:

          (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;... (E) if such other person is an investment company, any investment adviser thereof... .

     Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

     Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

     Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.


     In addition to the above, the Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Legg Mason Partners Variable Equity Index Portfolio, PIMCO (VIT) Total Return Portfolio, Pioneer Strategic Income VCT Portfolio, Van Kampen LIT Comstock Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.


     Because the substitutions, other than the DWS Conservative Allocation VIP/MetLife Moderate Strategy Portfolio, DWS Growth Allocation VIP/MetLife Growth Strategy Portfolio and DWS Moderate Allocation VIP/MetLife Balanced Strategy Portfolio substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund shares.(36)

     Section  17(b)  of  the  Act  provides  that  the   Commission   may,  upon
application,  grant an order exempting any transaction  from the prohibitions of
Section 17(a) if the evidence establishes that:

         (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

         (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

         (3) the proposed transaction is consistent with the general purposes of the Act.


B.       Basis for a Section 17(b) Order


     The Section 17 Applicants submit that for all the reasons in Section II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (1) MIST and of its Janus Forty, PIMCO Total Return, Pioneer Strategic Income and Van Kampen Comstock Portfolios; and (2) Met Series Fund and of its MetLife Stock Index and BlackRock Bond Income Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed substitutions set forth above are consistent with the general purposes of the Act.


1.       Reasonableness and Fairness and the Absence of Overreaching

     To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitutions. The fees and charges under the Contracts will not increase because of the substitutions. Even though the Separate Accounts, the Insurance Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

     When the Commission first proposed,(37) and then adopted,(38) Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing "conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

     In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

                  The Commission is concerned that this practice -- left unregulated and in violation of Section 17(a) -- could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might "dump" undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

                  Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule's purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of
                  Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(39)

     The boards of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

 2. Consistency With the Policy of Each Investment Company Concerned

     The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, Met Investors Advisory, LLC, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

 3.  Consistency With the General Purposes of the Act

     The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders; ...when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities...". For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.

     The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(40) In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors' ultimate investment in such shares.

  4.  Specific Representations  and Request for an Order

     The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions described above, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

     The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VI. COMMUNICATIONS

     Please address all communications concerning this application and Notice and Order to:


                             Paul G. Cellupica, Esq.
                                  MetLife Group
                                One MetLife Plaza
                            27-01 Queens Plaza North
                        Long Island City, New York 11101

                                       and

                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006

     .

VII.     AUTHORIZATIONS


     Under Connecticut law and the articles of incorporation and by-laws of MetLife of CT, its business affairs are conducted by its board of directors. Under Connecticut insurance law, the business and affairs of Separate Account Eleven, Separate Account QPN, Fund UL and Fund UL III are conducted by MetLife of CT. Under Missouri law and the articles of incorporation and by-laws of MetLife Investors, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of VA Account One and VA Account Five are conducted by MetLife Investors. Under New York law and the articles of incorporation and by-laws of First MetLife Investors, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of First VA Account One are conducted by First MetLife Investors. Under Delaware law and the articles of incorporation and by-laws of MetLife Investors USA its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Separate Account A are conducted by MetLife Investors USA. Under New York law and the articles of incorporation and by-laws of MetLife, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account I and Separate Account II are conducted by MetLife. Under Missouri law and the articles of incorporation and by-laws of General American, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of GA Separate Account Seven are conducted by General American. Under Maryland law and the articles of incorporation and by-laws of Met Series Fund, its business affairs are conducted by its board of directors. Under Delaware law and the declaration of trust and by-laws of MIST, its business affairs are conducted by its board of trustees.

         In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA, MetLife and General American for the Separate Accounts, the board of directors of Met Series Fund, and the board of trustees of MIST authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Exhibit
A. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.    CONCLUSION

         For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The
Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to
Section 17(b) of the Act.

_________________________

     (1) File Nos. 333-152189,  333-152190,  333-152191, 333-152192, 333-152193,
333-152194,   333-152197,   333-152198,   333-152199,   333-152200,  333-152201,
333-152202,   333-152232,   333-152233,   333-101778,   333-152234,  333-152235,
333-152236,   333-152237,   333-152238,   333-152239,   333-152240,  333-152265,
333-152255,   333-152256,   333-152292,   333-152258,   333-152261,  333-152259,
333-152262,   333-152269,   333-152263,   333-152260,   333-152266,  333-152267,
333-152268,  333-152264,  and  333-152270/811-21262.  Applicants,  as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (2) File Nos. 333-141941, 333-136191. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (3) File  Nos.  333-96515,  333-96519,  333-56952,  333-113109,  002-88637,
333-69771,   333-152215,   333-152217,   333-152218,   333-152219,   333-152220,
333-152221, 333-152222 and 333-152223/811-03927. Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (4) File Nos. 333-71349,  333-94779,  333-105335 and  333-113533/811-09215.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (5) File Nos. 333-34741 and 333-50540/811-05200.  Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (6)  File  Nos.  333-138563  and   333-138569/811-07060.   Applicants,   as
authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (7) File Nos. 033-74174,  333-96773,  333-125613,  333-125617,  333-125618,
333-125619,   333-137969,   333-148873,   333-148874  and  333-148876/811-08306.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (8) File Nos. 333-125753,  333-125756,  333-125757,  333-12578, 333-137968,
333-148869, 333-148870 and 333-148872/811-03365. Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (9) File Nos. 333-138112/811-08732. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (10) File Nos. 333-138113/811-08628. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.



     (11) File Nos.  333-48456/811-10183 and 002-80751/811-03618,  respectively.
The Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (12) DWS Conservative Allocation VIP, DWS Growth Allocation VIP and DWS Moderate Allocation VIP are series of DWS Variable Series II, File Nos. 033-11802/811-05002. Janus (Aspen Series) Forty Portfolio is a series of Janus Aspen Series, File Nos. 033-63212/811-07736. Legg Mason Partners Variable Equity Index Portfolio is a series of Legg Mason Partners Variable Equity Trust, File Nos. 333-91278/811-21128. UIF Core Plus Fixed Income Portfolio is a series of The Universal Institutional Funds, Inc., File Nos. 333-03013/811-07607. PIMCO
(VIT) Total Return Portfolio is a series of PIMCO Variable Insurance Trust, File Nos. 333-37115/811-08399. Pioneer Strategic Income VCT Portfolio is a series of Pioneer Variable Contracts Trust, File Nos. 033-84546/811-08786. Van Kampen LIT Comstock Portfolio is a series of Van Kampen Life Investment Trust, File Nos. 033-00628/811-04424.

     (13) Asset Allocation Risk - Although asset allocation among different asset categories generally reduces risk and exposure to any one category, the risk remains that the investment adviser may favor an asset category that performs poorly relative to other asset categories.

     (14) Reallocation Risk - From time to time, one or more underlying portfolios may experience relatively large investments or redemptions due to reallocations or rebalancings of the portfolio or other fund-of-fund products managed by the investment adviser. These transactions will affect the underlying portfolios, since underlying portfolios that experience redemptions as a result of reallocations or rebalancings may have to sell securities and underlying portfolios that receive additional cash will have to invest such cash. In addition, a large redemption by a Portfolio in a specific underlying portfolio could also hurt the performance of another portfolio currently invested in the same underlying portfolio. While it is impossible to predict the overall impact of these transactions over time, there could also be adverse effects on a Portfolio's performance to the extent that the underlying portfolios may be required to sell securities or invest cash at times when they would otherwise not do so. These transactions could also increase transaction costs.

     (15) Performance Risk - Substantially all of the assets of the Portfolio are invested in Underlying Portfolios, which means that the investment performance of the Portfolio is directly related to the investment performance of those Underlying Portfolios held by the Portfolio. The ability of the
Portfolio to meet its investment objective depends upon the allocation of the Portfolio's assets among the Underlying Portfolios and the ability of an Underlying Portfolio to meet its own investment objective. It is possible that an Underlying Portfolio will fail to execute its investment strategies effectively. As a result, an Underlying Portfolio may not meet its investment objective, which would affect the Portfolio's investment performance. There can be no assurance that the investment objective of any Portfolio or any Underlying Portfolio will be achieved.

     (16) Non-diversification Risk - The Portfolio is non-diversified which means the Portfolio can invest its assets in a small number of issuers. As a result, the Portfolio is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified portfolio. This risk is limited because the Portfolio invests its assets in the underlying portfolios, each of which generally has diversified holdings.

     (17) Market Risk - A Portfolio's share price can fall because of weakness in the broad market, a particular industry, or specific holdings. A Portfolio's investment performance may also be harmed by potentially rapid changes in the prices of equity and other securities.

     (18) Investment Style Risk - different investment styles such as growth or value investing tend to shift in or out of favor, depending on market and economic conditions as well as investor sentiment.

     (19) Foreign Investment Risk - investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers are subject. These risks are increased for emerging market securities.

     (20) Derivatives Risk - derivatives may be used to hedge against an opposite position that a Portfolio holds. Derivatives that are used for hedging the Portfolio in specific securities may not fully offset the underlying position. The counterparty to a derivatives contract also could default. Derivatives that involve leverage could magnify losses. Derivatives may also be used to maintain a Portfolio's exposure to the market, manage cash flows or attempt to increase income. Using derivatives for purposes other than hedging is speculative and involves greater risks. In many foreign countries, futures and options markets do not exist or are not sufficiently developed to be effectively used by a Portfolio that invests in foreign securities.

     (21) Market Capitalization Risk - investments primarily in issuers in one market capitalization category (large, medium or small) carry the risk that due to current market conditions that category may be out of favor; investments in medium and small capitalization companies may be subject to special risks which cause them to be subject to greater price volatility and more significant declines in market downturns than securities of larger companies; investments in small capitalization companies may be subject to more risk than investments in medium capitalization companies.

     (22) Index Risk - Unlike actively managed portfolios, portfolios that attempt to match the return of an index generally will not use any defensive strategies. An investor, therefore, will bear the market risk of adverse market conditions with respect to the market segment that the index seeks to match. In addition, transaction costs, other Portfolio expenses, brief delays that occur until the Portfolio can invest cash it receives and other tracking errors may result in the Portfolio's return being lower than the return of the index.

     (23) Interest Rate Risk - the value of investments in debt securities may decline when prevailing interest rates rise or increase when interest rates go down; due to the increasing difficulty of predicting changes in interest rates over longer periods of time, fixed income securities with longer maturities are more volatile than those with shorter maturities.

     (24) Credit Risk - the value of investments in debt securities may be adversely affected if an issuer fails to pay principal and interest on the obligation on a timely basis.

     (25) Mortgage Related Securities Risk - Mortgage-related securities may be issued or guaranteed by the U.S. Government, its agencies or instrumentalities or may be issued by private issuers and as such are not guaranteed by the U.S. Government, it agencies or instrumentalities. Like other debt securities, changes in interest rates generally affect the value of a mortgage-backed security. Additionally, some mortgage-backed securities may be structured so that they may be particularly sensitive to interest rates. Investments in mortgage-related securities are also subject to special risks of prepayment.

     (26) High-Yield Debt Securities Risk -High-yield debt securities, or junk bonds, are securities which are rated below "investment grade" or are not rated, but are of equivalent quality. High-yield debt securities range from those for which the prospect for repayment of principal and interest is predominantly speculative to those which are currently in default on principal or interest payments. A Portfolio with high-yield debt securities may be more susceptible to credit risk and market risk than a Portfolio that invests only in higher quality debt securities because these lower-rated debt securities are less secure financially and more sensitive to downturns in the economy. In addition, the secondary market for such securities may not be as liquid as that for more highly rated debt securities. As a result, a Portfolios' Adviser may find it more difficult to sell these securities or may have to sell them at lower prices.

     (27) Non-Mortgage Asset-Backed Securities Risk - non-mortgage asset-backed securities are not issued or guaranteed by the U.S. Government or its agencies or government-sponsored entities. In the event of a failure of these securities to pay interest or repay principal, the assets backing these securities such as automobiles or credit card receivables may be insufficient to support the payments on the securities.

     (28) Credit Default Transactions Risk - The use of credit default transactions is a highly specialized activity that involves investment techniques and risks that are different from those associated with ordinary portfolio securities transactions. If the investment adviser is incorrect in its forecasts of the interest rates, currency exchange rates or market values or its assessments of the credit risks relevant to these transactions that it enters, the investment performance of the Portfolio may be less favorable than it would have been if the Portfolio had not entered into them. Because these arrangements are bi-lateral agreements between the Portfolio and its counterparty, each party is exposed to the risk of default by the other. In addition, they may involve a small investment of cash compared to the risk assumed with the result that small changes may produce disproportionate and substantial gains or losses to the Portfolio.

     (29) Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999)
(amended order) (the "Multi-Manager Order"), Met Investors Advisory LLC and MetLife Advisers, LLC are each authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

     (30) One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     (31) In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

     (32) See id.

     (33) S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

     (34) While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted
Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain
Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21,
1982) (emphasis added).

     (35) See, e.g., The Penn Mutual Life Insurance Company, et. al, Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2,
2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10,
2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6,
2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23, 2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Ins. Co. Act Rel No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (February 24, 2004) (notice); Metropolitan Life Investors USA Insurance Company, et. al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et. al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002)
(notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (August 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002)
(notice).

     (36) The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash.

     (37) Inv. Co. Act Rel. No. 4604 (May 20, 1966).

     (38) Inv. Co. Act Rel. No. 4697 (September 8, 1966).

     (39) Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

     (40) See, e.g. The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2,
2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16, 2008)(order), Inv. Co. Act Rel. No. 28190 (March 10,
2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6,
2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006)(order), Inv. Co. Act Rel. No. 27278 (March 31, 2006) (notice), MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23, 2002) (notice).

         MetLife Insurance Company of Connecticut has authorized this

Application to be duly signed on its behalf and on behalf of the Separate

Accounts in the Commonwealth of Massachusetts on the 23rd day of March, 2009.



                                                     METLIFE INSURANCE COMPANY OF  CONNECTICUT

                                                     METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                                     METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                                                     METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE

                                                     METLIFE OF CT FUND UL III FOR VARIABLE LIFE INSURANCE


                                                     By:  MetLife Insurance Company of Connecticut

                                                     By:      /s/ Paul L. LeClair
                                                              -----------------------------------
                                                              Paul L. LeClair
                                                              Vice President






     MetLife  Investors  Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the State of

California on the 23rd day of March, 2009.

                                                              METLIFE INVESTORS INSURANCE COMPANY

                                                              METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                                              METLIFE INVESTORS VARIABLE
                                                              ANNUITY ACCOUNT FIVE


                                                              By:   /s/ Richard C. Pearson
                                                                    --------------------------------------
                                                                       Richard C. Pearson
                                                                       Vice President, Associate General
                                                                       Counsel and Secretary
                                                                       MetLife Investors Insurance Company







     First MetLife  Investors  Insurance Company has authorized this Application to be duly  signed on its  behalf and on behalf of the  Separate  Account in the

State of California on the 23rd day of March, 2009.


                                                              FIRST METLIFE INVESTORS INSURANCE COMPANY

                                                              FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


                                                              By:      /s/ Richard C. Pearson
                                                                       -----------------------------------
                                                                          Richard C. Pearson
                                                                          Vice President, Associate General
                                                                          Counsel and Secretary
                                                                          First MetLife Investors Insurance
Company





     MetLife  Investors USA Insurance Company has authorized this Application to be duly  signed  on its  behalf  in the  State of  California  on the 23rd day of

March, 2009.


                                                              METLIFE INVESTORS USA
                                                              INSURANCE COMPANY

                                                              METLIFE INVESTORS USA SEPARATE
                                                              ACCOUNT A

                                                     By:      /s/ Richard C. Pearson
                                                              -----------------------------------
                                                              Richard C. Pearson
                                                              Vice President, Associate General
                                                              Counsel and Secretary
                                                              MetLife Investors USA Insurance Company








Metropolitan Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 23rd day of March, 2009.



                                                              METROPOLITAN LIFE INSURANCE COMPANY

                                                              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

                                                              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II



                                                              By:      METROPOLITAN LIFE INSURANCE
                                                                       COMPANY

                                                              By:      /s/ Marie C. Swift
                                                                       --------------------------------------------
                                                                          Name:  Marie C. Swift, Esq.
                                                                          Title: Associate General Counsel







General American Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the

Commonwealth of Massachusetts on the 23rd day of March, 2009.



                                                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                                                              GENERAL AMERICAN SEPARATE ACCOUNT SEVEN



                                                              By:      GENERAL AMERICAN LIFE INSURANCE
                                                                       COMPANY


                                                              By:      /s/ Christopher A. Kremer
                                                                       -----------------------------------
                                                                          Name:  Christopher A. Kremer
                                                                          Title: Vice President





Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of March, 2009.


                                                              MET INVESTORS SERIES TRUST


                                                              By:      /s/ Elizabeth M. Forget
                                                                       --------------------------
                                                                           Elizabeth M. Forget
                                                                           President







Metropolitan Series Fund, Inc. has authorized this Application to be duly signed on its behalf in the State of New York on the 23rd day of March, 2009.


                                                              METROPOLITAN SERIES FUND, INC.


                                                              By:  /s/ Elizabeth M. Forget
                                                                   ---------------------------------------
                                                                      Elizabeth M. Forget
                                                                      President
